UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                                   PIXAR
                              (Name of Issuer)
                  COMMON STOCK, NO PAR VALUE PER SHARE
                          (Title of Class of Stock)

                                  725811 10 3
                                (CUSIP Number)

                               David K. Thompson
                Senior Vice President - Assistant General Counsel
                             Disney Enterprises, Inc.
                 500 South Buena Vista Street, Burbank, CA  91521
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 27, 1997
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [XX]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     SCHEDULE 13D

CUSIP No. 725811 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Disney Enterprises, Inc., a wholly owned subsidiary of The Walt Disney Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /  (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     2,500,100 shares

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     2,500,100 shares

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,100 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14   TYPE OF REPORTING PERSON*

     CO

   This Statement on Schedule 13D is filed on behalf of Disney Enterprises, Inc., a Delaware corporation (the "Company").

   Item 1.  Security and Issuer.

   This Statement on Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of Pixar, a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 1001 West Cutting Boulevard, Richmond, California 94804.

   Item 2.  Identity and Background.

   The Company is a Delaware corporation. The Company, a wholly owned subsidiary of The Walt Disney Company ("TWDC"), is a diversified international entertainment company with operations in three business segments: creative content, broadcasting, and theme parks and resorts. The address of the principal office of the Company is 500 South Buena Vista Street, Burbank, California 91521. The information required with respect to the executive officers and directors of the Company and TWDC is attached as Exhibit A.

   Neither the Company nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is to subject the Company or any person listed in Exhibit A to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds and Other Consideration.

   On March 27, 1997, the Issuer sold to the Company 1,000,000 shares of Common Stock for an aggregate purchase price of $15,000,000. The funds used to pay the purchase price were provided from general corporate funds of the Company.

   Also on March 27, 1997, the Issuer granted to the Company two warrants each to purchase 750,000 shares of Common Stock (the "Warrants"). The Warrants have identical terms except that one Warrant has an exercise price of $20.00 per share and the other an exercise price of $25.00 per share.

   The Warrants are immediately exercisable with respect to all 1,500,000 shares of Common Stock. It is presently anticipated that, if the Warrants are exercised, the funds required to pay the exercise price would be provided from general corporate funds of the Company.

   Item 4.  Purpose of Transaction.

   The Company acquired the Common Stock and the Warrants for the purpose of investment. The Company has no present intention to exercise the Warrants in whole or in part.

   Except as described above, the Company does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4.

   Item 5.  Interest in Securities of the Issuer.

     (a) As of March 27, 1997, the Company owns Common Stock and the Warrants, representing approximately 5.9% of the outstanding shares of Common Stock of the Issuer. The number of outstanding shares is based upon the number of outstanding shares set forth in the Issuer's Form 10-K for the fiscal year ended December 31, 1996 (40,141,461 shares) plus the 1,000,000 shares purchased by the Company after the date specified in the Issuer's Form 10-K and the 1,500,000 shares subject to the Warrants (included pursuant to Rule 13d-3 of the Act). For purposes of computing the percentage beneficial ownership of the Company, the total number of shares of Common Stock considered to be outstanding is 42,641,461.

     (b) The Company has sole voting and dispositive power with respect to 1,000,100 shares of Common Stock, and upon exercise of the Warrants, the Company will acquire sole voting and dispositive power with respect to an additional 1,500,000 shares of Common Stock.

     (c) The Company purchased 100 shares of Common Stock of the Issuer in the open market on March 14, 1997 at $21.50 per share for an aggregate purchase price, including commissions, of $2,200.00.

     (d)   Not applicable.

     (e)   Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   The Issuer and the Company entered into a Common Stock and Warrant Purchase Agreement, dated as of February 23, 1996 (the "Stock Purchase Agreement"), whereby the Issuer agreed to sell to the Company 1,000,000 shares of Common Stock at $15.00 per share. The shares were purchased pursuant to the Stock Purchase Agreement on March 27, 1997. A copy of the Stock Purchase Agreement was filed by the Issuer as Exhibit 4.6 to its Form 10-K for the fiscal year ended December 31, 1996 and is incorporated herein by this reference and labeled Exhibit B.

   On March 27, 1997, the Issuer granted to the Company two Warrants to purchase 750,000 shares of Common Stock each, one at an exercise price of $20.00 per share and the other at an exercise price of $25.00 per share.
A Form of these two Warrants was filed by the Issuer as Exhibit 4.7 to its Form 10-K for the fiscal year ended December 31, 1996, and is incorporated herein by this reference and labeled Exhibit C.

   The Warrants may be exercised at any time from the date of issue to March 27, 2002 with respect to all 1,500,000 shares of Common Stock.

   The Warrant contains antidilution provisions with respect to, among other things, stock dividends, subdivisions and reclassifications, certain other dividends and distributions.

   In addition, on March 27, 1997, the Company and the Issuer entered into a Registration Rights Agreement which provides, among other things, that at any time on or after March 27, 1997, the holder of Warrants or shares of Common Stock received upon exercise of Warrants shall be entitled to request that the Issuer use its best efforts to effect the registration of the shares of Common Stock received upon exercise of Warrants on the terms and conditions set forth in the Warrant. The holders shall be entitled to one such request. A form of the Registration Rights Agreement was filed by the Issuer as Exhibit B to the Stock Purchase Agreement, filed as Exhibit 4.6 to Pixar's Form 10-K for the fiscal year ended December 31, 1996 and is incorporated herein by this reference and labeled Exhibit D.

   Except as otherwise disclosed in this Schedule 13D, neither the Company nor any executive officer or director listed in Exhibit A has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer.

   Item 7.  Material to Be Filed as Exhibits.

      Exhibit A -- Executive officers and directors of Disney
                   Enterprises, Inc. and its parent, The Walt
                   Disney Company.

      Exhibit B -- Common Stock and Warrant Purchase Agreement,
                   filed as Exhibit 4.6 to Pixar's Form 10-K for the fiscal year ended December 31, 1996, is incorporated herein by reference.

      Exhibit C -- Form of Common Stock Purchase Warrant filed as
                   Exhibit 4.7 to Pixar's Form 10-K for the fiscal year ended December 31, 1996, is incorporated herein by reference.

      Exhibit D -- Form of Registration Rights Agreement, filed as
                   Exhibit B to the Common Stock and Warrant Purchase Agreement, filed as Exhibit 4.6 to Pixar's Form 10-K for the fiscal year ended December 31, 1996, is incorporated herein by reference.

                                  SIGNATURE
                                  ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         DISNEY ENTERPRISES, INC.



                                         By:/s/David K. Thompson
                                            ---------------------------
                                            David K. Thompson
                                            Senior Vice President
                                            Assistant General Counsel


Dated:  April 18, 1997

                                   EXHIBIT INDEX



EXHIBIT                     TITLE                              PAGE
-------                     -----                              ----

Exhibit A --    Executive officers and directors of
                Disney Enterprises, Inc. and its parent, The Walt Disney Company

Exhibit B --    Common Stock and Warrant Purchase Agreement,
                filed as Exhibit 4.6 to Pixar's Form 10-K for the fiscal year ended December 31, 1996, is incorporated herein by reference.

Exhibit C --    Form of Common Stock Purchase Warrant filed as
                Exhibit 4.7 to Pixar's Form 10-K for the fiscal year ended December 31, 1996, is incorporated herein by reference.

Exhibit D --    Form of Registration Rights Agreement, filed as
                Exhibit B to the Common Stock and Warrant Purchase
                Agreement, filed as Exhibit 4.6 to Pixar's Form 10-K for the fiscal year ended December 31, 1996, is incorporated herein by reference.

                                   EXHIBIT A

                         Executive Officers and Directors
                                       of
                             Disney Enterprises, Inc.
                                      and
                             The Walt Disney Company



     Each person listed below is a United States citizen with a business address at 500 South Buena Vista Street, Burbank, California 91521.

NAME                         PRESENT PRINCIPAL OCCUPATION

Michael D. Eisner       Chairman of the Board and Chief Executive
                        Officer and Director - The Walt Disney Company

Roy E. Disney           Vice Chairman of the Board and Director - The Walt
                        Disney Company

Sanford M. Litvack      Senior Executive Vice President and Chief of
                        Corporate Operations and Director - The Walt Disney
                        Company and Disney Enterprises, Inc.

Richard D. Nanula       Senior Executive Vice President and Chief Financial
                        Officer - The Walt Disney Company and Disney
                        Enterprises, Inc.

Lawrence P. Murphy      Executive Vice President and Chief Strategic
                        Officer - The Walt Disney Company and Disney
                        Enterprises, Inc.

David K. Thompson       Senior Vice President-Assistant General Counsel
                        and Assistant Secretary - The Walt Disney Company and Disney Enterprises, Inc.; Director - Disney
                        Enterprises, Inc.

Marsha L. Reed          Corporate Secretary - The Walt Disney Company and
                        Disney Enterprises, Inc.; Director - Disney
                        Enterprises, Inc.

Reveta Franklin Bowers  Director - The Walt Disney Company

Ignacio E. Lozano, Jr.  Director - The Walt Disney Company

George J. Mitchell      Director - The Walt Disney Company

Gary L. Wilson          Director - The Walt Disney Company

Stanley P. Gold         Director - The Walt Disney Company

Thomas S. Murphy        Director - The Walt Disney Company

Leo J. O'Donovan S.J.   Director - The Walt Disney Company

Irwin E. Russell        Director - The Walt Disney Company

NAME                       PRESENT PRINCIPAL OCCUPATION

Raymond L. Watson       Director - The Walt Disney Company

Richard A. Nunis        Director - The Walt Disney Company

Sidney Poitier          Director - The Walt Disney Company

Robert A.M. Stern       Director - The Walt Disney Company

E. Cardon Walker        Director - The Walt Disney Company